TO TENNEY SHAREHOLDERS:

     1996 consolidated the restructuring and
reorganization, with operating profits continuing since the third quarter of 1994. The majority of our revenues was generated by DynaVac, our manufacturing subsidiary, which has continued its growth, and early in 1997 moved its operations into a new facility twice the size of the previous and adding additional equipment and capabilities.

     On September 6, the Company announced the settlement reached with the Sheet Metal Workers National Pension
Fund which provided for payment of a reduced amount over a five-year period. On November 22, the Company announced that its domestic licensee agreement had been paid off with the receipt of the total license fees payable.

     Revenues in 1996 increased 11% to $10,640,000, as compared to $9,564,000 in 1995. Net income was $730,000
($0.20 per share) versus $1,743,000 ($0.48 per share).
These numbers contain a number of extraordinary items as detailed in Managements Discussion and Analysis. For the year, income from operations was $416,000 ($0.11 per share) as compared to $673,000 in 1995 ($0.18 per share).
The years operating earnings were impacted by the investments made to posture the Company for the future.

     In 1995, the Company met bank requirements by completely paying off bank debts. In 1996, the Company set up a line of credit with a new bank and had no bank debt outstanding at the end of the year.

           On March 11, 1997, the Company announced a reclassification of its Common Stock and a stock distribution. All shareholders of record on April 10, 1997, will receive one share of Series A Common, having ten votes per share in comparison to the existing Common, which will be classified as Series B, having one vote per share. We believe our plan for two classes of stock will ultimately increase shareholder value based on the relatively low market cap and price earnings of our shares. It will give us the flexibility to pursue acquisitions and financing.

     We wish to express our sincere thanks for your continued support.

                                 Sincerely,

                                 ROBERT S. SCHIFFMAN
                                 Chairman, President and
                                 Chief Executive Officer

March 27, 1997

                          TENNEY ENGINEERING, INC.
                               AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET

                                                     DECEMBER 31, 1996
                                                 (In thousands of dollars)
                    ASSETS
Current assets:
  Cash and cash equivalents                              $   661
  Accounts receivable, net                                 1,642
  Current portion of installment note receivable              55
  Inventories                                                465
  Prepaid expenses and other current assets                   55
  Deferred tax asset                                         280
        Total current assets                               3,158

Equipment, net                                               301
Installment note receivable, noncurrent portion              258
Other assets                                                 218
        Total Assets                                     $ 3,935

  LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
  Accounts payable and other accrued liabilities         $ 1,460
  Current portion of long-term capital leases                 43
  Accrued payroll and payroll taxes                          237
  Billings in excess of estimated revenue on
   long-term contracts                                       286
  Pension obligation, current portion                         73
        Total current liabilities                          2,099

Long-term debt, net of current portion                       512
        Total liabilities                                  2,611

Commitments and contingencies

Stockholders equity:
  Preferred stock $0.01 par value:
    Authorized 10,000,000 shares
    Issued and outstanding - none
  Common stock $.01 par value:
    Authorized 50,000,000 shares
    Issued 3,704,980 shares                                   37
  Additional paid-in capital                               2,295
  Retained earnings (deficit)                               (971)
                                                           1,361
  Less treasury stock, 9,388 shares, at cost                  37
        Total stockholders equity                          1,324
        Total liabilities and stockholders equity        $ 3,935

See Notes to Consolidated Financial Statements.

TENNEY ENGINEERING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                 1996          1995
                                             (In Thousands of Dollars
                                              Except per Share Amounts)
Net revenue:
  Product and product related                 $ 8,148       $ 7,416
  Service                                         940         1,020
  Parts                                           633           741
  License Fees                                        919             387
    Totals                                     10,640         9,564

Cost of sales:
  Product and product related                   7,128         6,011
  Service                                         776           663
  Parts                                           271           307
    Totals                                      8,175         6,981

Gross profit                                    2,465         2,583

Selling and administrative expenses             2,049         1,910

Income from operations                            416           673

Other income (expense):
  Interest expense                                (21)          (74)
  Other income, net                               283            61
    Totals                                        262           (13)

Income before income taxes and
  extraordinary items                             678           660

Income taxes (benefit)                            (52)         (220)

Income before extraordinary items                 730           880

Extraordinary item - gain on restructuring
  of debt net of income tax of $6 thousand          0           863
  in 1995.

Net income                                    $   730       $ 1,743

Net income per common share before
  extraordinary items                         $  0.20       $  0.24

Extraordinary item per common share              0.00          0.24

Net income per common share (see Note 11)     $  0.20       $  0.48

Exercise of options would not be dilutative.
See Notes to Consolidated Financial Statements.

TENNEY ENGINEERING, INC. AND SUBSIDIARIES

 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY (DEFICIENCY)
YEARS ENDED DECEMBER 31, 1996 AND 1995
(In Thousands of Dollars)


                                        Additional  Retained    Less
                        Common Stock     Paid-in    Earnings    Treasury  Stock
                      Shares     Amount  Capital    (Deficit)   Shares    Amount   Totals
Balance --
January 1, 1995     3,694,980  $  369    $ 1,960    $ (3,444)    9,388    $  37   $(1,152)

Net income                                             1,743                        1,743

Balance --
December 31, 1995   3,694,980     369      1,960      (1,701)    9,388       37       591

Restatement of
Par Value                        (332)       332

Issuance of Stock
Option granted
under 1995 Stock
Option Plan            10,000                  3                                        3

Net income                                           730                          730

Balance --
December 31, 1996   3,694,980  $   37   $  2,295      $ (971)    9,388    $  37   $ 1,324




See Notes to Consolidated Financial Statements.
TENNEY ENGINEERING, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996 AND 1995
(In Thousands of Dollars)

                                                   1996          1995

Operating activities:
  Net income                                      $ 730       $ 1,743
  Adjustments to reconcile income to net cash
    provided by (used in) continuing operations:
    Depreciation and amortization                   105            72
    Deferred tax asset                              (52)         (228)
    Gain on debt forgiveness,
     principal and interest                           0          (869)
    Changes in operating assets and liabilities:
      Accounts and installment receivables           63          (533)
       Inventories                                  (154          (27)
      Prepaid expenses and other current assets      42           (11)
      Other assets                                   (8)           (7)
      Accounts payable and other liabilities        (58)          170
      Accrued payroll and payroll taxes              75            37
      Billings in excess of estimated revenues      (32)         (403)
      Pension obligation                           (135)            0
       Net cash provided by (used in)
        continuing operations                       576           (56)
Investing activities:
  Acquisition of equipment                          (68)          (50)
         Net cash used in investing activities      (68)          (50)

Financing activities:
  Exercise of Options and Issuance of
   Common Stock                                       3             0
  Proceeds from financing                           300             0
  Payments of note payable and
  long-term capital leases                         (373)         (513)
         Net cash used in financing activities      (70)         (513)

Net increase (decrease) in cash and
 cash equivalents                                   438          (619)

Cash and cash equivalents, beginning of year        223           842

Cash and cash equivalents, end of period          $ 661         $ 223

Supplemental disclosure of cash flow information:
  Interest paid                                   $  21         $   8
  Income tax paid                                     4            28

See Notes to Consolidated Financial Statements.

Note 1 - Summary of accounting policies:

     Principles of consolidation:

     The consolidated financial statements include the accounts of Tenney Engineering, Inc. (the Company) and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

     Net Revenues:

     Revenue from product sales and short-term contracts and services are recognized when the transactions are consummated. The Company generally recognizes revenue on long-term, large installation contracts under the percentage of completion method. Under this method, revenue is recognized according to the ratio of costs incurred to currently estimated total contract costs. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recorded.

     Product and product-related net revenue includes revenue from the Companys manufacturing operation.
Service revenue includes revenue from the servicing and installation of environmental equipment and from the services provided under the Leased Employee Agreement with the Licensee (see Note 4). Parts revenue includes revenue from the sale of replacement and spare parts for equipment previously manufactured by the Company as well as equipment now being manufactured. License fees are fees received under a License Agreement (see Note 4).

     Cash equivalents:

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Inventories:

     Inventories are valued at the lower of cost (first-in, first-out) or market. Work-in-process inventories are stated at actual production cost, including factory overhead.

     Machinery and equipment:

     Machinery and equipment are carried at cost, less accumulated depreciation. Depreciation is provided using primarily the straight-line method over the estimated useful lives of the assets. Estimated useful lives vary from 3 to 10 years.


     Research and development costs:

     Costs and expenses related to research and product development are expensed as incurred.

     Gain per common share:

     Gain per common share is computed based on the weighted average number of common shares outstanding during the year. The assumed exercise of outstanding stock options would not have a significant effect on the per share computations. The weighted average number of common shares outstanding was 3,689,390 in 1996 and 3,685,592 in 1995, respectively (see Note 11).

     Stock-based compensation:

     The Company has adopted SFAS No. 123, Accounting for
Stock-Based Compensation. This standard establishes a fair value method of accounting for stock-based compensation plans either through recognition or disclosure. We intend to adopt this standard by disclosing the pro forma net income and earnings per share amounts assuming the fair value method was adopted on January 1, 1995. The adoption of this standard will not impact our results of operations, financial position or cash flows (see Note 11).

     Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowance for doubtful accounts, inventory obsolescence, product warranty reserves, depreciation and amortization, employee benefit plans, taxes, restructuring reserves and contingencies. Certain reclassifications have been made to prior year amounts to conform with current year presentations.

Note 2 - Financial condition and results of operation:

     As shown in the accompanying consolidated financial statements, the Company has realized net income for the years ended December 31, 1996 and 1995, respectively, from operations, which has resulted in an increase in the Companys stockholders equity.

     On  December 12, 1994, First Fidelity Bank and the
Company signed a settlement agreement in which the Company conveyed to First Fidelity Bank the title in the real estate located at Union, New Jersey, and reduced total debt significantly. During 1995, debt to First
Fidelity Bank was extinguished (see Note 9).

     As at December 31, 1996, the Licensee paid all license fees due under the License Agreement (see Note
4).

Note 3 - Restructuring:

     The Company in February, 1993, ceased manufacturing operations at its Union, New Jersey, facility. The
Company is engaged in one industry segment: The engineering, marketing and manufacturing of diversified high-technology vacuum systems for space simulation, optic coating and sputtering; and provides service, refurbishing, upgrading, installation and sale or rental of reconditioned test equipment.

     The Company formerly had employees who were members of a union and the Company contributed to a multi-employer pension plan for such employees in accordance with a collective bargaining agreement based on monthly hours worked. Due to the cessation of manufacturing operations at the Companys Union, New Jersey manufacturing plant, the Company ceased being a participant in the multi-employer pension plan in February 1993. Under the Multi-Employer Pension Plan
Amendments Act of 1980, the Company may, under certain circumstances, become subject to liabilities in excess of contributions made under its collective bargaining agreement.

     During the fourth quarter of 1993, the Company received a letter from the Trustees of the Sheet Metal
Workers National Pension Fund (Plan Trustees) alleging
$529,743.28, principal, due as withdrawal liability.
Payments may be made in installment with interest and the Plan Trustees demanded 18 quarterly payments of $33,879.28 and a final payment of $32,797.59, with the initial payment to be made by January 19, 1994. The
Company made a provision for this liability in its 1993
Consolidated Financial Statements. The Plan Trustees demand also stated that the amount due was subject to adjustment for performance of the Plan during 1992.

     The Company did not make the January 19, 1994 payment. In December 1994 the Company received from the Plan Trustees a modified calculation reducing the withdrawal liability to $502,665 principal amount. The
Plan Trustees demanded payment of sixteen quarterly installments of $33,879.28 commencing January 19, 1994 and a seventeenth payment of $29,151.09.

     The Company did not make any such payments.

     On December 7, 1995 the Company was served with a Summons and Complaint in an action filed in the U.S.
District Court for the Eastern District of Virginia,
Alexandria Division (Case Number 95-1609A) by the Plan
Trustees. A copy of the Complaint was filed as Exhibit 99 to a report on Form 8-K for an event occurring December
7, 1995 and reference is made to the Complaint itself for the terms thereof and the relief demanded by the Plan
Trustees.

     The Company has negotiated with the Plan Trustees the amount of the liability and an installment payment schedule.

     On September 6, 1996, the Company agreed to a settlement of the matter proposed by the Plan Trustees and it executed a Settlement Agreement (the Agreement).
Among other matters, the Agreement provides that the Company shall pay the Plan Trustees $720,090.49 (the
Settled Amount) on account of the withdrawal liability, statutory interest and counsel fees, provided, however, that if the Company pays to Plan Trustees $397,330 plus interest scheduled to be paid $75,000 on or before September 13, 1996 and sixty (60) monthly payments of $6,613.09 over a five (5) year period commencing October
1, 1996, Plan Trustees will accept such reduced amount in full satisfaction of the withdrawal liability. The
Agreement contains various representations and warranties by the Company. In the event that the Company does not make timely payments or otherwise defaults under the Agreement, the Settled Amount will be due to Plan
Trustees.

     In conjunction with the Agreement, the Company has executed a confession of judgment for the Settled Amount in the form annexed to the Agreement, which may be filed by the Plan Trustees in the event the Company fails to make timely payments or otherwise defaults under the Agreement.

     At December 31, 1995, the Company had reserved on its balance sheet the amount of $581,835.64 for the withdrawal liability to Plan Trustees. Payments to Plan
Trustees under the Agreement, an initial payment of $75,000 and monthly payments of $6,613.09 will be charged against this reserve when made. If the Company does not default and if all payments are made in accordance with the provisions of the Agreement, any balance in the reserve will be recognized as forgiveness of indebtedness when payments are completed. The Company has timely made all payments due under the Agreement.

     In the event that payments to Plan Trustees are not timely made or in the event of any other default under the Agreement, Plan Trustees may enter judgment against the Company for the Settled Amount and the Company would owe to Plan Trustees an amount in excess of the amount reserved for the withdrawal liability.

Note 4 - License agreement:

     Concurrent with its announcement to discontinue manufacturing at the Union Facility, the Company entered into a six-year licensing agreement with a manufacturer
(the Licensee) of environmental conditioning equipment.
The terms of the agreement, among others, provide for:
the Licensee to manufacture and sell environmental test chambers and other equipment under the Tenney name with the Company also retaining the right to manufacture such products; the Company to receive license fees (up to a maximum of $1,900,000) equal to 5% of qualifying sales during the term of the agreement with specified minimum amounts payable annually; an option for the Licensee to purchase the Companys rights, title and interest in the Tenney trademark for $100,000 at the end of the license term in the event the Company is no longer manufacturing such products; the Company to perform all servicing and installation of the aforementioned equipment. The agreement further requires the Licensee to purchase annually, from a former subsidiary of the Company, depending on market conditions, certain minimum amounts of inventory with cash payments thereon being made directly to the Company (see Note 6).

     In addition, the Company entered into a four-year consulting agreement which expired in December 1996 with the Licensee whereby, for an annual fee of $120,000, the Company will make the services of the Companys president available to the Licensee for a specified period of time
(see Note 13).

     During November 1996, the Company and the Licensee agreed to accelerate payment of license fees by having the Licensee prepay $532,000, representing the amount remaining of the total $1,900,000 license fees. In addition, the sum of $100,000 for the purchase of the Companys rights, title and interest in the Tenney trademark were received. The installation and servicing agreement and the inventory purchase agreement remain in effect.

     Net revenue for 1996 and 1995 includes consulting revenue of $120,000. Purchases by the Licensee from the Companys former subsidiary in 1996 and 1995 totaled approximately $55,200 and $9,500, respectively.

Note 5 - Accounts receivable:

     Accounts receivable consist of the following:

                                                    1996

                                              (In Thousands
                                               of Dollars)

               Accounts receivable, billed       $ 1,670
               Allowance for doubtful accounts       (28)

                 Totals                          $ 1,642

At December 31, 1996, sales recognized on the percentage of completion method approximated $7,927,000.

Note 6 - Note receivable:

     In December 1992, the Company sold all of the outstanding stock of its wholly-owned insulated enclosure subsidiary, Gloekler Refrigerator Company (Gloekler) for aggregate consideration of approximately $858,000, of which $300,000 was cash. The balance was evidenced by installment receivables which provide for payments by Gloekler either in cash or by credits issued for inventory purchases through 2005. The receivables, which have been discounted to reflect imputed interest are secured by a second lien on all of Gloeklers assets and the common stock and are personally guaranteed by the purchaser.


Note 7 - Inventories:

     Inventories consist of the following:
                                                    1996

                                             (In Thousands
                                               of Dollars)


            Raw materials                          $  775

            Less:
              Provision for write-downs
              to estimated realizable value           310

                   Totals                          $  465

Accumulated costs on long-term contracts recognized by the percentage of completion method (see Note 5) were approximately $5,685,000 and $3,521,000 in 1996 and 1995, respectively.

Note 8 - Property, Plant and Equipment:

     Property and equipment, which is stated at cost, is summarized as follows at December 31, 1996:

                                                  1996

                                            (In Thousands
                                              of Dollars)

            Equipment                            $ 1,331
            Equipment under capital leases           352
                                                   1,683
            Accumulated depreciation              (1,382)
              Total equipment - net              $   301

     The Company leases certain equipment for use in its operations under capital leases. Property, plant and equipment at December 31, 1996, included capital leases of $352,000 and related accumulated depreciation of $197,000.

     During 1995, the Company occupied the Union Facility under a Use and Occupancy Agreement with First Fidelity
Bank arising out of the conveyance of the title of this facility under the settlement agreement dated December
1994. First Fidelity sold the property in December 1995, and the Company entered into a three-year lease with the new owner of the property for approximately 18,500 square feet at an annual rental of $90,000.

     The Companys DynaVac subsidiary leased a 15,000 square feet facility in Weymouth, Massachusetts, on a month-to-month basis. During September 1996, DynaVac leased a 27,900 square feet facility in Hingham, Massachusetts, for a term of six years. Effective January
1997, annual rentals are as follows: 1997--$147,000;
1998--$151,000; 1999--$157,000; 2000--$163,000; 2001--
$169,000 and 2002--$176,000.

     At December 31, 1996, the aggregate minimum rental
commitments under non-cancelable leases for the period
shown are as follows:
                                         Capital     Operating
      Year                               Leases       Leases
                                            (In Thousands
                                                  of Dollars)
      1997                               $  55        $ 237
      1998                                  55          241
      1999                                  55          157
      2000                                  55          163
      2001                                  33          169
Total                                    $ 253        $ 967
 Less imputed interest                      72
 Present value of net lease payments     $ 181
 Less current installments                  43

 Long-term debt obligation at
   December 31, 1996                     $ 138

Imputed interest was calculated using rates between 7.06% - 9.76%

Note 9 - Debt:

     Debt maturing within one year consists of the following at
December 31,
                                              1996         1995
                                             (In Thousands
                                              of Dollars)

Notes payable - bank                     $   0        $   0
Current portion of capital leases           43           76
Current portion of pension obligation       73           36

                Total                     $ 116        $ 112

     The Company and First Fidelity Bank entered into a settlement agreement as at December 12, 1994, in which the Company conveyed the title to the real estate located in Union, for a credit of $1,800,000 against the total indebtedness of $3,758,663. The remaining balance of $1,958,663 was converted to a non-interest note due
September 30, 1995, in the amount of $800,000, payable
$200,000 in December, 1994, and the balance of $600,000 due in nine monthly non-interest-bearing amounts of $66,667, and forgiveness of debt of $1,158,663. The original term note security in substantially all the Companys assets remained in effect, until 93 days after the date of the last payment. As at August 30, 1995, the Company completed paying the term note. The forgiveness of 1,158,663 has been recognized, $289,666 during the fourth quarter of 1994 and the remaining $868,997 quarterly during the first three quarters of 1995. In
December 1996, First Fidelity Bank released their security interest in the Companys assets.

     On September 12, 1996, the Company and Summit Bank
(the Bank) entered into a Loan and Security Agreement for a $300,000 renewable working capital line of credit
(the Term Note). The Bank was granted a security interest in substantially all the Companys assets. At
December 31, 1996, the Company had no outstanding borrowings under this line of credit.

     Long-term debt consists of the following at December 31,

                                                 1996
                                             (In Thousands
                                              of Dollars)
     Capital lease obligations                  $ 181
     Multi-employer pension obligation            447

       Total long-term debt including
         current maturities                       628

     Less:  current maturities                    116

          Total long-term debt                  $ 512

     Long-term liabilities consist of capital leases entered into for equipment of $27,300 in 1996 and $194,000 in 1995, respectively, and the long-term portion of the multi-employer pension fund liability (see Note
3). The debt to mature under the multi-employer pension fund liability is $79,400--1997; $79,400--1998; $79,400--
1999; $79,400--2000; and $59,500--2001.

Note 10 - Income taxes:

     Effective January 1, 1993, the Company has adopted the Statement of Financial Accounting Standards No. 109
(SFAS No. 109), Accounting for Income Taxes.

     SFAS 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on differences between the financial statement and tax bases of assets and liabilities at the tax rates in effect when these differences are expected to reverse.

     Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Companys ability to generate sufficient taxable income in the future. While management believes that the total deferred tax asset will eventually be fully realized by future operations, as a result of the losses experienced prior to 1994, management recorded a valuation allowance equal to 100% of the deferred tax asset upon adoption of SFAS 109 on January 1, 1993. As a result, the initial adoption of SFAS 109 has no impact on the Companys consolidated financial statements.

     At December 31, 1996, it was determined that the valuation allowance should be reduced by $280,000. This determination was based primarily on the improvement in the Companys net income during 1996 and 1995.

     Accordingly, management believes that it is more likely than not that the Company will generate sufficient taxable income to realize these future tax benefits.

     The changes in the valuation allowance resulted in the recording at December 31, 1995, of an income tax benefit of $52,000.

     If the Company is unable to generate sufficient taxable income in the future, increases in the valuation allowance will be required through a charge to expense.
If, however, the Company achieves sufficient profitability to realize all of the deferred tax assets, the valuation allowance will be further reduced and reflected as an income tax benefit in future periods.

     The components of the net deferred tax asset are as follows at December 31, 1996:

                                             (In Thousands
                                               of Dollars)
             Deferred tax assets:
               Inventory reserve                $   105
               Accounts receivable reserve           10
               Deferred revenue                     110
               Deferred compensation                 27
               Deferred pension obligation           22
               Tax loss carryforward                944
                 Total deferred tax assets        1,218

             Deferred tax liabilities:
               Depreciation                         (10)
               Valuation allowance                 (928)
             Total net deferred tax assets      $   280

     In 1996 and 1995, the Company utilized net
operating loss carryforwards of $587,000 and
$1,028,000, respectively. The income tax expense
results from the federal alternative tax which was
allocated as follows:

                                          1996         1995
                                            (In Thousands
                                              of Dollars)
   Income before extraordinary item      $  4         $   8
   Extraordinary item                       0             6
   Current income tax expense               4            14

   Deferred income tax benefit            (56)          228

   Net income tax (benefit)               (52)        $(214)

     At December 31, 1996, the Company has available, for tax reporting purposes, net operating loss carryforwards of approximately $2,800,000 which expire through 2008.

     A reconciliation of income tax provision at federal statutory rate to the income tax provision at the effective tax rate as follows: The effective rate for 1996 and 1995 is 39%.

                                          1996         1995
                                             (In Thousands
                                              of Dollars)
   Income taxes computed at the
     federal statutory rates             $ 230        $ 350
   State taxes (net of federal benefit)     40           60
   Realization of benefits of tax loss
     carryforwards                        (200)        (396)
   Valuation allowance adjusted           (122)        (228)

          Net income tax (benefit)       $ (52)       $(214)

Note 11 - Common stock:

     On May 26, 1995, at the annual meeting, a new ten-
year incentive stock option plan for officers and key
employees was approved and adopted. The plan provided
that options could be granted from time to time at a
price of not less than 100% of the fair market value of
the common stock as of the date of grant for officers and
employees who own less than 10% of the voting stock of
the Company and 110% of fair market value for those
officers and employees who own more than 10% of the
voting stock (affiliate employees). Options granted are
exercisable             immediately and terminate no
later than ten years from date of grant (five years from
date of grant for affiliate employees).

     The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following assumptions were made in estimating fair value:

           Assumption                   1995 Plan

           Dividend Yield                      0%
           Risk-free Interest Rate          7.50%
           Expected Life                  3 Years
           Expected Volatility             24.89%

     The Company applies APB Option 25 in accounting for its stock compensation plan. Accordingly, no compensation cost has been recognized for the 1995 Plan in 1996 or 1995. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:

                                      1996             1995
Net income
  As reported                        730,000       1,743,000
  Pro forma                          687,000       1,731,000

Primary earnings per share
  As reported                       0.20            0.48
  Pro forma                         0.19            0.47

Fully diluted earnings per share
  As reported                       0.20            0.48
  Pro forma                         0.19            0.47

     Following is a summary of the status of the 1995 Plan during
1996 and 1995:
                                                   Weighted
                                                    Average
                                      Number of    Exercise
                                        Shares     Price

Outstanding at 1/1/96               155,000       $ 0.24420

Granted                             145,000         0.89789
Exercised                           (10,000)        0.23437
Canceled                                  0              --

Outstanding at 12/31/96             290,000       $ 0.57104

Options exercisable at 12/31/96     290,000       $ 0.57104

Weighted average fair value
of options granted during 1996    $ 0.21708


                                                  Weighted
                                                   Average
                                      Number of   Exercise
                                        Shares      Price

Outstanding 1981 Plan at 1/1/95      57,000   $0.31250-$0.34375

Granted                             155,000         0.24420
Exercised
Canceled 1981 Plan                  (57,000)   0.31250-0.34375
Outstanding at 12/31/95             155,000       $ 0.24420

Options exercisable at 12/31/95     155,000       $ 0.24420

Weighted average fair value
of options granted during 1995    $ 0.07894

     Following is a summary of the status of options outstanding at December 31, 1996:

                      Outstanding Options         Exercisable Options
                                Weighted
                                 Average    Weighted             Weighted
                                Remaining    Average              Average
  Exercise                     Contractual  Exercise             Exercise
Price Range            Number     Life        Price    Number       Price

$0.23437-$0.25781     145,000    2 years    $0.24420   145,000   $0.24420

$0.85937-$0.94531     145,000    3 years    $0.89789   145,000   $0.89789


     On March 11, 1997, the Board of Directors of the
Company adopted an amendment to the Companys Certificate of Incorporation to classify outstanding Common Stock, effective at the close of business April 10, 1997, as Series B Common Stock. The amendment authorizes the
Company to issue 40 million shares of Series B Common
Stock, $.01 par value per share, and 10 million shares of Series A Common Stock, par value $.01 per share. The
Board of Directors also voted to distribute one share of Series A Common Stock on May 27, 1997, for each share of
Series B Common Stock owned of record April 10, 1997.


Note 12 - Retirement and pension plans:

     The Company maintains a retirement plan for salaried employees (the Salaried Plan) which provides for defined benefits. The Companys funding policy is to contribute annually at least the minimum amount required by the Employee Retirement Income Security Act of 1974. In June
1989, the Company amended the Salaried Plan so that benefits would no longer accrue. During 1996, the Company accrued pension costs of $25,000 pursuant to Statement of Financial Accounting Standards No. 87, Employers
Accounting for Pension Costs. The Company accounted for the curtailment in 1989 pursuant to Statement of Financial Accounting Standards No. 88, Employers
Accounting for Settlements and Curtailments of Defined
Benefit Plans and for Termination Benefits.

     The following table sets forth the funded status of the Salaried Plan assuming a discount rate of 6% at December 31, 1996:

                                                 1996

                                            (In Thousands
                                               of Dollars)
Actuarial present value of projected
 benefit obligation including vested
 benefits of $705,000                            $ 705

Plan assets at fair value                          658

Plan assets less than projected
 benefit obligation consisting of:               $ (47)

     Unrecognized net transition liability       $ (22)
     Net accrued pension costs                     (25)

     Total                                       $ (47)

The expected long-term rate of return on assets was 7.0%.


     Unionized employees were included in a separate multi-employer pension plan to which the Company made monthly contributions in accordance with a contractual union agreement based on monthly hours worked. There was no related pension expense in 1996 and 1995. Due to the cessation of manufacturing operations at the Companys
Union, New Jersey, facility, the Company ceased being a participant in the multi-employer pension plan in February 1993 (see Note 3).


Note 13 - Commitments and contingencies:


     Employment agreement:

     In connection with the license agreement which provides for the Company to receive $120,000 annually pursuant to a consulting agreement (see Note 4), the Company entered into a four-year employment agreement which expired on December 31, 1996, with its president which requires a minimum annual salary of $200,000.


     Lease commitment:

     DynaTenn, Inc. (d/b/a DynaVac), a wholly-owned subsidiary which manufactures diversified industrial vacuum equipment, leased its facility in Weymouth, Massachusetts under an operating lease which expired on January 1, 1997. Rent charged to operations under this lease approximated $73,000 and $68,000 in 1996 and 1995, respectively. During September 1996, DynaVac leased a
27,900 square feet facility in Hingham, Massachusetts, for a term of six years. Effective January 1997, annual rentals are as follows: 1997--$147,000; 1998--$151,000;
1999--$157,000; 2000--$163,000; 2001--$169,000 and 2002--
$176,000.

     Tenney Engineering, Inc. leases its facility in Union, New Jersey under an operating lease which expires in December 1998 (see Note 8). Rent charged to operations under this lease approximated $82,500 in 1996, and rent under a Use and Occupancy Agreement (see Note 8) was
$50,000 in 1995.



     Contingencies:

     The Company is not a party to any material pending legal proceeding.

Note 15 - Other income and (expense):

     Other income and (expense) consist of the following:

                                          1996         1995
                                             (In Thousands
                                              of Dollars)

     Interest expense                    $ (21)       $ (74)
     Sale of Trademark (A)                 100           -
     Interest income                                     21
     Other, net                            183           40

          Totals                         $ 262        $ (13)

     (A) In November 1996, the Company and Licensee agreed to the purchase by the Licensee of the rights, title and interest in the Tenney trademark (see Note
9).


Note 16 - Extraordinary item:

     Extraordinary item consists of gain on restructuring of debt net of income taxes. The Settlement Agreement also provided for the forgiveness of debt to be forgiven quarterly when periodic quarterly payments totaling
$200,000 are made timely. During the first three quarters of 1995, the Company made timely payments of amounts due under the Settlement Agreement and accordingly recognized approximately $869,000 forgiveness of debt (see Note 9).


Note 17 - Major customer and concentrations of credit risk:

     Major customer:

     During the years ended December 31, 1996 and 1995, the Company did not have any major customer who contributed more than 10% of net revenue.

     Concentrations of credit risk:

     The Companys financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, accounts receivable and inventories.
The Company places its cash and cash equivalents in highly liquid instruments with high credit quality financial institutions.


     In general, the Companys accounts receivable result from its manufacturing and servicing operations and reflect a broad customer base to primarily large-sized companies both nationally and internationally. Also, the Company routinely assesses the financial strength of its customers. As a consequence, with the exception of the major customer noted above and amounts due from the Licensee, concentrations of credit risk are limited.

     The Company maintains cash balances at several financial institutions located in the Northeast. Accounts at each institution are insured by the Federal Deposit
Insurance Corporation up to $100,000. At December 31,
1996, the Companys uninsured cash balances total approximately $461,000.


Note 18 - Supplemental schedule of noncash investing
and                   financing activities:

     During 1996 the Company entered into two five-year capital leases totaling $27,300 for telephone equipment and service vans. During 1995 the Company recognized
$869,000 in forgiveness of debt; and in addition, entered into five-year capital leases in the amount of $194,000 for equipment.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





Board of Directors and Stockholders
Tenney Engineering, Inc.


      We have audited the accompanying consolidated balance sheet of Tenney Engineering, Inc. and Subsidiaries as of December 31, 1996, and the related consolidated statements of operations, changes in stockholders equity (deficiency) and cash flows for the years ended December 31, 1996 and 1995. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tenney Engineering, Inc. and Subsidiaries as of December 31, 1996, and the consolidated results of its operations and its cash flows for the years ended December 31, 1996 and 1995 in conformity with generally accepted accounting principles.



                                 ZELLER WEISS & KAHN



Mountainside, New Jersey
March 26, 1997

ITEM 6.    MANAGEMENTS DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL CONDITION

The Company and First Fidelity Bank entered into a settlement agreement as at December 12, 1994, in which the Company conveyed the title to the real estate located in Union, New Jersey, for a credit of $1,800,000 against the total indebtedness of $3,758,663. The remaining balance of $1,958,663 was converted to a non-interest
Note due September 30, 1995 in the amount of $800,000, payable $200,000 in December 1994 and the balance of $600,000 due in nine monthly non-interest-bearing amounts of $66,667, and forgiveness of debt of $1,158,663. First
Fidelity Banks security interest in substantially all the Companys assets remained in effect, until 93 days after the date of the last payment. The forgiveness of $1,158,663 was recognized quarterly upon the Companys paying the monthly amounts when due. The Company made all payments to First Fidelity Bank, and on August 29, 1995, paid any remaining balance. The 1995 portion of the forgiveness of $869,000 was recognized during the first three quarters of 1995. In November 1995, First Fidelity
Bank released all its security interest in the assets of the Company. (See Note 9 of the Notes to Consolidated
Financial Statements.)

On September 12, 1996, the Company and Summit Bank, (the
Bank) entered into a Loan and Security Agreement (Term
Note) for a $300,000 renewable working capital line of credit expiring May 31, 1997. The Bank was granted a security interest in substantially all the Companys assets. As at December 31, 1996, the Company had no borrowings outstanding under the Term Note.

During 1996, the Company has been able to generate a positive cash flow from operations.

At December 31, 1996, the Companys cash and cash equivalents totaled $661,000 as compared to $223,000 at December 31, 1995. Contributing to the change in cash between years was cash provided by operating activities of $579,000 in 1996 and cash used of $56,000 in 1995. The principal reason for cash being provided by operating activities in 1996 was the prepayment of License Fees.
(See Note 4 of the Notes to Consolidated Financial
Statements.) During 1996, the primary use of cash was payments of Accounts Payable, Note Payable and Long-Term
Debt.

During November 1996, the Company and the domestic
Licensee agreed to a prepayment of the remaining balance of the fees due under a six-year License Agreement. In addition, the Licensee exercised its option to purchase the Tenney trademark.(See Note 4 of the Notes to Consolidated Financial Statements.)

The Company is engaged in one industry segment: The engineering, marketing and manufacturing of diversified high-technology vacuum systems for space simulation, optic coating and sputtering; and provides service, refurbishing, upgrading, installation and sale or rental of reconditioned test equipment.

The Company formerly had employees who were members of a union and contributed to multi-employer pension plan for such employees in accordance with a collective bargaining agreement based on monthly hours worked. Due to the cessation of manufacturing operations at the Companys
Union Facility (see Note 3 of the Notes to Consolidated
Financial Statements), the Company ceased being a participant in the multi-employer pension plan in February 1993. Under the Multi-Employer Pension Plan
Amendments Act of 1980, the Company may, under certain circumstances, become subject to liabilities in excess of contributions made under its collective bargaining agreement.

During the fourth quarter of 1993, the Company received a demand from the Sheet Metal Workers National Pension Fund (the
Fund)
for payment of a withdrawal liability from its union employees multi-employer pension plan in the amount of $529,743, to be paid in quarterly payments starting in January, 1994. The Company engaged counsel to advise it in these matters and made a provision for this amount in the 1993 Consolidated Financial Statements. The Company failed to make the first payment when due in January
1994.  In December 1994, the Company received from the
Fund a modified calculation of the withdrawal liability in the amount of $502,665.

On December 7, 1995, the Company was served with a Complaint of Civil Action filed in the U.S. District
Court, Eastern District of Virginia, by the Fund, demanding payment of past-due installments of withdrawal liability (aggregating $271,034 at the date of the Complaint), plus interest on overdue installments, statutory liquidated damages, attorneys fees and injunctive relief requiring payment of future quarterly withdrawal installments and in the alternative immediate payment of the entire withdrawal liability plus accrued interest, statutory liquidated damages and attorneys fees.

The Company negotiated with the Fund the amount of the liability and an installment payment schedule.

On September 6, 1996, the Company agreed to a settlement of the matter proposed by the Fund and it executed a Settlement Agreement(the Agreement). Among other matters, the Agreement provides that the Company shall pay the Fund $720,090 (the Settled Amount) on account of the withdrawal liability, statutory interest and counsel fees; provided, however, that if the Company pays to the Fund the amount of $397,330 principal, plus interest of $74,455, totaling $471,785 -- $75,000 upon signing and sixty (60) monthly payments of $6,613.09 commencing October 1, 1996 -- the Fund would accept the total of $471,785 in satisfaction of the total withdrawal liability.

The Agreement contains various representations and warranties by the Company. In the event that timely payments are not made or the Company otherwise defaults under the Agreement, the Settled Amount will be due the Fund, less any payments received. The Company has made all payments to the Fund when they are due, and continues to do so.

The Company had reserved on its balance sheet as at December 31, 1995, the sum of $581,835 for the withdrawal liability to the Fund. The Company will charge all the payments made to the Fund to this reserve account; and if all payments are made in accordance with the provisions of the Agreement, any balance in the reserve will be recognized as forgiveness of indebtedness when payments are complete. At December 31, 1996, the reserve approximated $447,000. (See Note 3 of the Notes to
Consolidated Financial Statements.)

Management believes that during 1997 the Company will be able to satisfy, from operations and borrowings, its cash requirements. The Company must complete its open order backlog in a timely manner and then collect on such receivables.


RESULTS OF OPERATIONS

Total net revenue from continuing operations of $10,640,000 for 1996 compares to 1995 net revenue of $9,564,000.

Product and product-related net revenue for 1996 and 1995 was $8,148,000 and $7,416,000, respectively. The increase in net revenue within this classification, between years, was due to vacuum system revenue increasing primarily because several large orders were received during 1996, and the increase of the sale of reconditioned environmental test equipment.

Service-related revenues of $940,000 for the year 1996
compare to 1995 revenues of $1,020,000. The 1996 and 1995 service revenue included revenue of $120,000 per year from the Licensee for part-time services of the Companys president. Such agreement expired on December 31, 1996.
Service revenue in 1996 was down due to a decrease of service-related orders being received.

Revenue related to the sale of parts totaled $633,000 and $741,000 for the years ended December 31, 1996 and 1995, respectively. The decrease is due to a lower level of parts orders being received.

License fees of $919,000 for the year 1996 compare to 1995 fees of $387,000. The increase of fees is due to the prepayment of $532,000 by the Licensee. (See Note 4 of the Notes to Consolidated Financial Statements.)

The Companys order backlog at December 31, 1996 and 1995 was approximately $2,440,000 and $3,870,000, respectively. The decrease in backlog is primarily due to increased sales in the Companys DynaVac subsidiary.

The total cost of sales as a percentage of net revenue was 76% for the year 1996 and compares to 73% for the year 1995.

The 1996 cost of sales related to product and product-related sales were approximately 87% as compared to 77% for 1995. The increase in the cost of sales percentage between years was primarily due to non-manufacturing use of labor and overhead increases due to the preparation and move to larger facilities.

Service cost of sales as a percentage of sales was 82% and 65% for the years ending December 31, 1996 and 1995, respectively. The increase is primarily due to lower sales in certain geographic areas which did not cover fixed overheads associated with those areas.

Cost of sales as a percentage of sales during 1996 for parts was 43% and compares to 41% for the year 1995. The increase in the cost of sales percentage in the 96/95 comparison was due primarily to the inventory sales mix.

Selling and administrative expenses were $2,049,000 and $1,910,000 for 1996 and 1995, respectively. As a percentage of total net revenue, selling and administrative expenses were 19% and 20% for 1996 and 1995, respectively.

Interest expense was $21,000 in 1996 and reflects a decrease of $53,000 from the 1995 interest expense of $74,000. The decrease is due primarily to the paying off all bank debt during the year.

The Company had no principal debt forgiveness in 1996 and recognized $869,000 of principal debt forgiveness in 1995. (See Note 9 of the Notes to Consolidated Financial
Statements.)

Other income, net was $283,000 and $61,000 in 1996 and 1995, respectively. Other income in 1996 was comprised primarily of income received from the domestic Licensee for the purchase of the title and interest to the Tenney trademark. (See Note 9 of the Notes to
Consolidated Financial Statements.)

At December 31, 1996, the Company had available for tax reporting purposes net operating loss carryforwards of approximately $2,800,000, expiring through 2008.
Effective January 1, 1993, the
Company has adopted the Statement of Financial Accounting
Standards (SFAS No. 109), Accounting for Income Taxes, which applies a balance sheet approach to income tax accounting. The new standard requires the Company to reflect on its balance sheet the anticipated tax impact of future taxable income or deductions implicit in the balance sheet in the form of temporary differences. The
Company has reflected future tax benefits on its balance sheet since the realization of such benefits is dependent on the Companys profitability. The cumulative effect to January 1, 1993, of the adoption of SFAS No. 109 was immaterial. As permitted by SFAS No. 109, prior years financial statements have not been restated. (See Note 10 of the Notes to Consolidated Financial Statements.)

The net income for 1996 was $730,000 as compared to $1,743,000 in 1995.

Currently, the Company has its Common Stock traded on the Nasdaq Stock Market OTC Bulletin Board under the symbol
TNGI.


